Exhibit 99.1

ELBIT IMAGING ANNOUNCES RECEIVING FIRST INTEREST PAYMENT UNDER THE VENDOR LOAN GIVEN TO THE RADISSON HOTEL PURCHASER

Tel Aviv, Israel, July 3, 2019, Elbit Imaging Ltd. (TASE, UTC UC: EMITF) (“Elbit” or the “Company”) announced today, further to its press releases dated December 18, 2017 and April 2, 2019 regarding the sale of its holdings in a SPV that holds the Radisson Hotel Complex in Bucharest, Romania (the “Agreement”), in which the Company has granted to the hotel’s purchaser (the “Purchaser”) a vendor loan of €8 million (the “Vendor Loan”), that the Purchaser has paid to the Company the first interest payment in respect of the Vendor Loan in the amount of approximately €210,000, in accordance to the amortization schedule set forth in the Agreement.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) land in India which is designated for sale (and which was initially designated for residential projects).

For Further Information:
Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com